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Exhibit 12

STRATUS SERVICES GROUP, INC.
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended December 31,		Year Ended September 30,
	2003	2002	2003	2002	2001	2000	1999
Earnings
Earnings (loss) from continuing operations before income taxes	$81,543	($690,405)	($4,433,132)	($7,085,633)	($5,600,772)	($727,474)	($1,824,007)
Adjustments:
(Earnings) loss from equity investments	14,953	2,969	(30,473)	(46,312)	36,344	—	—
Fixed charges	509,294	474,763	2,160,900	1,929,935	1,971,821	717,023	915,422

Earnings (loss) as adjusted	605,790	212,673	(2,302,705)	(5,202,010)	(3,592,607)	(10,451)	(908,585)

Combined fixed charges:
Interest expense, including debt discount amortization	453,194	437,063	1,887,900	1,689,635	1,762,721	631,023	858,422
Portion of rental expense representative of interest factor (assumed to be 30%)	56,100	37,700	273,000	240,300	209,100	86,000	57,000

Fixed charges	$509,294	474,763	$2,160,900	$1,929,935	$1,971,821	$717,023	$915,422

Ratio of Earnings to Fixed Charges	1.2x	—(1)	—(1)	—(1)	—(1)	—(1)	—(1)

Amount of earnings deficiency for coverage of combined fixed charges	$—	($687,436)	($4,463,605)	($7,131,945)	($5,564,428)	($727,474)	($1,824,007)

(1)    Less than 1.0x

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  Exhibit 12
STRATUS SERVICES GROUP, INC. CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES